[1290 Funds Letterhead]

VIA EDGAR

September 29, 2016

Mr. Jason Fox

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comments on 1290 Funds Shareholder Reports

Dear Mr. Fox:

On behalf of 1290 Funds (the “Trust”) and each of its series (each, a “Fund” and collectively, the “Funds”), I am submitting this letter in response to your comments of August 25, 2016 regarding the Trust’s shareholder report for the fiscal year ended October 31, 2015 filed on Form N-CSR on December 30, 2015 (the “Form N-CSR”). Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Form N-CSR.

General Comment

Comment 1.	The Staff notes that, while recognizing that the Funds are recently launched with limited operating history, it appears that for each Fund there is an entry for “Accrued expenses” on the Statement of Assets and Liabilities that appears to be large relative to the Fund’s asset base. In light of this, please confirm that there is nothing additional that should be separately disclosed on the Statement of Assets and Liabilities for each Fund.

Response:	The Trust notes that the amounts reflected in the “Accrued expenses” line item on each Fund’s Statement of Assets and Liabilities generally reflect various third party expenses which are not deemed material for separate disclosure. The Trust confirms nothing additional needs to be separately disclosed on each Fund’s Statement of Assets and Liabilities.

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Should you have any questions concerning the above, please call the undersigned at (212) 314-2707.

Sincerely,

/s/ Anthony Geron
Anthony Geron Vice President and Assistant Secretary